No Act

PE
1-31-14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

[redacted]

14005653

DIVISION OF
CORPORATION FINANCE

March 19, 2014

Anthony Saldana
Skadden, Arps, Slate, Meagher & Flom LLP
anthony.saldana@skadden.com

Act: 1934
Section:
Rule: 14a-8 (i)(5)
Public
Availability: 3-19-14

Re: Devon Energy Corporation
Incoming letter dated January 31, 2014

Dear Mr. Saldana:

This is in response to your letters dated January 31, 2014 and March 19, 2014 concerning the shareholder proposal submitted to Devon by the New York State Common Retirement Fund, Catholic Health Partners and Mercy Investment Services, Inc. We also have received a letter on behalf of the New York State Common Retirement Fund dated March 3, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Sanford Lewis
sanfordlewis@gmail.com

Marcela I. Pinilla
Mercy Investment Services, Inc.
mpinilla@sistersofmercy.org

March 19, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Devon Energy Corporation
Incoming letter dated January 31, 2014

The proposal requests that the company prepare a report on the company's goals and plans to address global concerns regarding the contribution of fossil fuel use to climate change, including analysis of long- and short-term financial and operational risks to the company.

We are unable to concur in your view that Devon may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Devon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Devon may exclude the proposal under rule 14a-8(i)(7). In arriving at this position, we note that the proposal focuses on the significant policy issue of climate change and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate. Accordingly, we do not believe that Devon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Norman von Holtzendorff
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

From:	Saldana, Anthony <Anthony.Saldana@skadden.com>
Sent:	Wednesday, March 19, 2014 12:47 PM
To:	shareholderproposals
Cc:	Patrick Doherty; Marcela Pinilla; Sanford Lewis
Subject:	Devon Energy Corporation No-Action Request (SNYOSC, CHP and MIS) -- Supplemental Correspondence
Attachments:	BNY Mellon on behalf of Mercy Invest. Services.pdf; Catholic Health Partners.pdf; JP Morgan on Behalf of State of NY.pdf; Mercy Investment Services, Inc..pdf; State of New York.pdf; Devon Energy (DiNapoli) - Proponent's Reply
Importance:	High

Dear Sir or Madam:

On behalf of our client Devon Energy Corporation, attached for your reference is a full set of all correspondence received from the State of New York Office of the State Comptroller ("SNYOSC"), Catholic Health Partners ("CHP") and Mercy Investment Services, Inc. ("MIS") with respect to their shareholder proposal that was the subject of Devon Energy's January 31, 2014 no-action request.

Mr. Patrick Doherty (on behalf of SNYOSC) and Ms. Marcela Pinilla (on behalf of CHP and MIS) are being copied by email on this supplemental correspondence, as well as Mr. Sanford Lewis, whose correspondence on behalf of SNYOSC is attached.

Please contact the undersigned if you have any questions or need additional information.

Very truly yours,

Anthony Saldana
Skadden, Arps, Slate, Meagher & Flom LLP
1440 New York Avenue, N.W. | Washington | D.C. | 20005-2111
T: 202.371.7386 | F: 202.661.9186
anthony.saldana@skadden.com

Further information about the firm, a list of the Partners and their professional qualifications will be provided upon request.
****

THOMAS P. DINAPOLI
STATE COMPTROLLER

STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

PENSION INVESTMENTS
& CASH MANAGEMENT
633 Third Avenue-31st Floor
New York, NY 10017
Tel: (212) 681-4489
Fax: (212) 681-4468

December 19, 2013

Corporate Governance
REC'D
DEC 26 2013

Ms. Carla D. Brockman
Vice President and Corporate Secretary
Devon Energy Corporation
333 W. Sheridan Avenue
Oklahoma City, Oklahoma 73102

Dear Ms. Brockman:

The Comptroller of the State of New York, Thomas P. DiNapoli, is the sole Trustee of the New York State Common Retirement Fund (the "Fund"). The Comptroller has authorized me to inform Devon Energy Corporation, of his intention to offer the enclosed shareholder proposal for consideration of stockholders at the next annual meeting.

I submit the enclosed proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A letter from J.P. Morgan Chase, the Fund's custodial bank, verifying the Fund's ownership, continually for over a year, of Devon Energy shares, will follow. The Fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, we will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 681-4823 and/or pdoherty@osc.state.ny.us should you have any further questions on this matter.

Very truly yours,

Patrick Doherty
pd:jm
Enclosures

Whereas: Devon is a leading energy company engaged in the exploration and production of crude oil and natural gas in North America.

Nearly every national government has recognized the need to address climate change and agreed (under the terms of the UN Framework Convention on Climate Change) that "deep cuts in greenhouse gas (GHG) emissions are required... to hold the increase, in global average temperature below 2 degrees Celsius above pre-industrial levels...."

According to the International Energy Agency (IEA), "no more than one-third of proven reserves of fossil fuels can be consumed prior to 2050 if the world is to achieve the 2 degree goal, unless carbon capture and storage technology is widely deployed".

Given the growing international concern about climate change, public actions to reduce GHG emissions significantly could reduce the value the value of Devon's oil and gas reserves and/or related infrastructure before the end of their expected useful life.

Several recent studies indicate the importance of adequately accounting for and disclosing the downside risks that could result from lower-than-expected demand or prices for oil.

- A March 2013 research paper by Citigroup stated that market forces could "put in a plateau for global oil demand by the end of this decade."
- HSBC reports that the equity valuation of oil producers could drop by 40 to 60 percent under a low emissions scenario.

In its 2012 10K, Devon acknowledged that climate change regulation could reduce demand for its products; however, Devon does not adequately disclose how it factors climate change risks and opportunities into its long-term strategic planning processes.

Investors need additional information on how Devon is preparing for potential scenarios in which demand for oil and gas is greatly reduced due to evolving policy, technology, or consumer responses to address climate change. Without additional disclosure, it is difficult for shareholder to determine whether Devon is adequately managing these risks or seizing related opportunities.

Resolved: Shareholders request that Devon prepare a report by October 2014, omitting proprietary information and prepared at reasonable cost, on the company's goals and plans to address global concerns regarding the contribution of fossil fuel use to climate change, including analysis of long and short term financial and operational risks to the company.

Supporting Statement: We recommend the report include:

- The risks and opportunities associated with various low-carbon scenarios, including reducing GHG emissions by 80 percent by 2050, as well as a scenario in which global oil demand declines;

- How the company's capital allocation plans account for the risks and opportunities in these scenarios, and how it will manage these risks;and,

- The Board of Directors' role in overseeing capital allocation and climate risk reduction strategies.

J.P.Morgan

Daniel F. Murphy

Vice President
Client Service
CIB Client Service Americas

December 19, 2013

Ms. Carla D. Brockman
Vice President Corporate Governance and Corporate Secretary
Devon Energy Corporation
333 W. Sheridan Avenue
Oklahoma City, Oklahoma 73102

Dear Ms. Brockman:

This letter is in response to a request by The Honorable Thomas P. Di Napoli, New York State Comptroller, regarding confirmation from JP Morgan Chase that the New York State Common Retirement Fund has been a beneficial owner of Devon Energy Corporation, continuously for at least one year as of and including December 19, 2013.

Please note that J.P. Morgan Chase, as custodian for the New York State Common Retirement Fund, held a total of 1,263,734 shares of common stock as of December 19, 2013 and continues to hold shares in the company. The value of the ownership stake continuously held by the New York State Common Retirement Fund had a market value of at least $2,000.00 for at least twelve months prior to, and including, said date.

If there are any questions, please contact me or Miriam Awad at (212) 623-8481.

Regards,

Daniel F Murphy

Daniel F Murphy

cc: Patrick Doherty - NSYCRF
Gianna McCarthy – NYSCRF
Eric Shostal - NYSCRF
George Wong - NYSCRF

CATHOLIC
HEALTH
PARTNERS

Corporate Governance
REC'D
DEC 26 2013

615 Elsinore Place
Cincinnati, Ohio
45202

P 513.639.2800
F 513.639.2700

December 20, 2013

Carla Brockman
Vice President, Corporate Governance and Secretary
Devon Energy Corporation
333 W. Sheridan Avenue
Oklahoma City, Oklahoma 73102

Dear Ms. Brockman:

Catholic Health Partners, a Catholic healthcare ministry headquartered in Cincinnati, Ohio, has long been concerned not only with the financial returns of its investments, but also (with many other churches and socially concerned investors) with the social and ethical implications of its investments. As background, Catholic Health Partners is one of the largest not-for-profit health systems in the United States and the largest in Ohio. Catholic Health Partners is currently the beneficial owner of shares of Devon Energy Corporation. We believe that a demonstrated corporate responsibility in matters of the environmental, social and governance (ESG) concerns fosters long term business success.

Catholic Health Partners is therefore co-filing with the New York State Common Retirement Fund the shareholder proposal on Devon's goals and plans to address global concerns regarding the contribution of fossil fuel use to climate change, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.. Catholic Health Partners has been a shareholder for more than one year holding at least $2000 in market value and will continue to invest in at least the requisite number of shares for proxy resolutions through the annual shareholders' meeting. The verification of ownership is being sent to you separately by our custodian, which is a DTC participant. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC rules. Please send all communication concerning this filing to Marcela Pinilla, SRI Advisor, at 2039 N. Geyer Road, St. Louis, MO 63131, by email at mpinilla@sistersofmercy.org and by telephone at 617.301.0029.

We look forward to a more constructive dialogue regarding this important environmental matter.

Sincerely,

Michael D. Connelly

Michael D. Connelly
President & CEO

Whereas: Devon is a leading energy company engaged in the exploration and production of crude oil and natural gas in North America.

Nearly every national government has recognized the need to address climate change and agreed (under the terms of the UN Framework Convention on Climate Change) that "deep cuts in greenhouse gas (GHG) emissions are required... to hold the increase, in global average temperature below 2 degrees Celsius above pre-industrial levels...."

According to the International Energy Agency (IEA), "no more than one-third of proven reserves of fossil fuels can be consumed prior to 2050 if the world is to achieve the 2 degree goal, unless carbon capture and storage technology is widely deployed".

Given the growing international concern about climate change, public actions to reduce GHG emissions significantly could reduce the value the value of Devon's oil and gas reserves and/or related infrastructure before the end of their expected useful life.

Several recent studies indicate the importance of adequately accounting for and disclosing the downside risks that could result from lower-than-expected demand or prices for oil.

- A March 2013 research paper by Citigroup stated that market forces could "put in a plateau for global oil demand by the end of this decade."
- HSBC reports that the equity valuation of oil producers could drop by 40 to 60 percent under a low emissions scenario.

In its 2012 10K, Devon acknowledged that climate change regulation could reduce demand for its products; however, Devon does not adequately disclose how it factors climate change risks and opportunities into its long-term strategic planning processes.

Investors need additional information on how Devon is preparing for potential scenarios in which demand for oil and gas is greatly reduced due to evolving policy, technology, or consumer responses to address climate change. Without additional disclosure, it is difficult for shareholder to determine whether Devon is adequately managing these risks or seizing related opportunities.

Resolved: Shareholders request that Devon prepare a report by October 2014, omitting proprietary information and prepared at reasonable cost, on the company's goals and plans to address global concerns regarding the contribution of fossil fuel use to climate change, including analysis of long and short term financial and operational risks to the company.

Supporting Statement: We recommend the report include:

- The risks and opportunities associated with various low-carbon scenarios, including reducing GHG emissions by 80 percent by 2050, as well as a scenario in which global oil demand declines;

- How the company's capital allocation plans account for the risks and opportunities in these scenarios, and how it will manage these risks;and,
- The Board of Directors' role in overseeing capital allocation and climate risk reduction strategies.

MERCY INVESTMENT SERVICES, INC

December 20, 2013

Carla Brockman
Vice President, Corporate Governance and Secretary
Devon Energy Corporation
333 W. Sheridan Avenue
Oklahoma City, Oklahoma 73102

Dear Ms. Brockman:

Mercy Investment Services, Inc. (Mercy) is the investment program of the Sisters of Mercy of the Americas and is pleased to be a shareholder of Devon Energy Corporation. We seek to promote more sustainable business practices in our portfolio companies related to environmental, social and governance (ESG) policies and practices in order to protect and enhance long-term business success. Additionally, we consider the social and ethical implications of corporate social responsibility activities globally.

Mercy Investment Services, Inc. is co-filing with the New York State Common Retirement Fund the enclosed shareholder proposal on Devon's goals and plans to address global concerns regarding the contribution of fossil fuel use to climate change for inclusion in the 2014 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are always open to dialogue. Mercy Investment Services, Inc. has been a shareholder for more than one year holding at least $2000 in market value and will continue to invest in at least the requisite number of shares for proxy resolutions through the annual shareholders' meeting. The verification of ownership is being sent to you separately by our custodian who is a DTC participant. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC rules. Please send all communication concerning this filing to Marcela Pinilla via the contact information below.

Best regards,

Marcela I. Pinilla
Director, Shareholder Advocacy
Mercy Investment Services, Inc.
347.294.0279 (T) 1617.301.0029 (M)
mpinilla@sistersofmercy.org
www.mercyinvestmentservices.org

Whereas: Devon is a leading energy company engaged in the exploration and production of crude oil and natural gas in North America.

Nearly every national government has recognized the need to address climate change and agreed (under the terms of the UN Framework Convention on Climate Change) that "deep cuts in greenhouse gas (GHG) emissions are required... to hold the increase, in global average temperature below 2 degrees Celsius above pre-industrial levels...."

According to the International Energy Agency (IEA), "no more than one-third of proven reserves of fossil fuels can be consumed prior to 2050 if the world is to achieve the 2 degree goal, unless carbon capture and storage technology is widely deployed".

Given the growing international concern about climate change, public actions to reduce GHG emissions significantly could reduce the value the value of Devon's oil and gas reserves and/or related infrastructure before the end of their expected useful life.

Several recent studies indicate the importance of adequately accounting for and disclosing the downside risks that could result from lower-than-expected demand or prices for oil.

- A March 2013 research paper by Citigroup stated that market forces could "put in a plateau for global oil demand by the end of this decade."
- HSBC reports that the equity valuation of oil producers could drop by 40 to 60 percent under a low emissions scenario.

In its 2012 10K, Devon acknowledged that climate change regulation could reduce demand for its products; however, Devon does not adequately disclose how it factors climate change risks and opportunities into its long-term strategic planning processes.

Investors need additional information on how Devon is preparing for potential scenarios in which demand for oil and gas is greatly reduced due to evolving policy, technology, or consumer responses to address climate change. Without additional disclosure, it is difficult for shareholder to determine whether Devon is adequately managing these risks or seizing related opportunities.

Resolved: Shareholders request that Devon prepare a report by October 2014, omitting proprietary information and prepared at reasonable cost, on the company's goals and plans to address global concerns regarding the contribution of fossil fuel use to climate change, including analysis of long and short term financial and operational risks to the company.

Supporting Statement: We recommend the report include:

- The risks and opportunities associated with various low-carbon scenarios, including reducing GHG emissions by 80 percent by 2050, as well as a scenario in which global oil demand declines;

- How the company's capital allocation plans account for the risks and opportunities in these scenarios, and how it will manage these risks;and,
- The Board of Directors' role in overseeing capital allocation and climate risk reduction strategies.

BNY MELLON

December 20, 2013

Devon Energy Corporation
Carla Brockman
Vice President, Corporate Governance and Secretary
333 W. Sheridan Avenue
Oklahoma City, Oklahoma 73102

Re: Mercy Investment Services Inc.

Dear Ms. Brockman:

This letter will certify that as of December 20, 2013 The Bank of New York Mellon held for the beneficial interest of Mercy Investment Services Inc., 4,963 shares of Devon Energy Corporation.

We confirm that Mercy Investment Services Inc., has beneficial ownership of at least $2,000 in market value of the voting securities of Devon Energy Corporation and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Further, it is the intent to hold at least $2,000 in market value through the next annual meeting.

If you have any questions please feel free to give me a call.

Sincerely,

Thomas J. McNally

Thomas J. McNally
Vice President, Service Director
BNY Mellon Asset Servicing

Phone: (412) 234-8822
Email: thomas.mcnally@bnymellon.com

SANFORD J. LEWIS, ATTORNEY

March 3, 2014

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to Devon Energy regarding goals and plans to address global concerns regarding fossil fuel contribution to climate change
Via Email

Ladies and Gentlemen:

The Comptroller of the State of New York, Thomas P. DiNapoli, on behalf of the New York State Common Retirement Fund (the "Proponent"), together with co-filers Catholic Health Partners and Mercy Investment Services, Inc., has submitted a shareholder Proposal (the "Proposal") to Devon Energy Corporation ("Devon" or the "Company"). I have been asked by the Proponent to respond to the letter dated January 31, 2014 (the "Company letter"), sent to the Securities and Exchange Commission ("SEC") Staff ("Staff") by Anthony Saldana of Skadden, Arps, Slate, Meagher & Flom LLP on behalf of the Company. In that letter, the Company contends that the Proposal may be excluded from the Company's 2014 proxy statement by virtue of Rule 14a-8(i)(7) (that the resolution is addressed to the Company's "ordinary business") and Rules 14a-8(i)(3) and 14a-9 (that the resolution is impermissibly vague and indefinite).

I have reviewed the Proposal and the letter sent by the Company, and based upon the foregoing, as well as the relevant rules, it is my opinion that the Proposal must be included in the Company's 2014 proxy materials and that it is not excludable by virtue of the referenced rules.

A copy of this letter is being e-mailed concurrently to Anthony Saldana of Skadden, Arps, Slate, Meagher & Flom LLP.

SUMMARY

The Proposal asks the Company to report to shareholders by October 2014, at reasonable cost and excluding proprietary information, on the Company's "goals and plans to address global concerns regarding the contribution of fossil fuel use to climate change." The resolved clause also requests that the report include "analysis of long and short term financial and operational

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net • 413 549-7333 ph.

risks to the company." The supporting statement further specifies that the report should include a discussion of the impact of various low carbon scenarios on the company. The full text of the proposal is included in *Exhibit A*.

The Company asserts that the Proposal is excludable under Rule 14a-8(i)(7), ordinary business, either because the Proposal addresses economic risks to the company, or because it attempts to micro-manage the Company's business decisions. However, the Proposal seeks disclosure at an appropriate level of detail regarding whether and how the Company plans to respond to the significant policy issue of climate change and how the issue affects the Company and its future. As such, and consistent with Staff Legal Bulletin 14E and a long string of Staff decisions regarding climate proposals, the Proposal is not excludable under Rule 14a-8(i)(7).

The Company also asserts that the Proposal is vague and misleading and, accordingly, excludable under Rules 14a-8(i)(3) and 14a-9. It asserts that "global concerns," "low carbon scenarios" and "opportunities" are vague terms, and that in seeking a focus on the long-term implications of climate change for the Company's operations and finances the Proposal is indeterminate in nature. However, the "global concerns" regarding the contribution of fossil fuel use to climate change are clearly identified and defined in the Proposal. The "low-carbon scenarios" are described. The phrase "risks and opportunities" is commonly understood. A focus on the long-term concerns facing the Company also does not render the Proposal vague. The actions requested by the Proposal are readily understood by shareholders and Company management, and thus the Proposal is not excludable on the basis of Rule 14a-8(i)(3) or Rule 14a-9.

ANALYSIS

I. The Proposal is non-excludable under Rule 14a-8(i)(7) because it addresses the significant policy issue of climate change and does not attempt to micromanage the Company.

A. Climate change is a significant policy issue.

While Rule 14a-8(i)(7) permits companies to exclude from their proxy materials shareholder proposals that relate to the company's ordinary business matters, the Commission has repeatedly recognized that "proposals relating to such matters but focusing on sufficiently significant social policy issues ... generally would not be considered excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."[1]

Proposals on climate policy impacts on energy companies have long been permissible as addressing a significant social policy issue under Rule 14a-8(i)(7). *Unocal Corp.* (February 23, 2004), *Anadarko Petroleum Corp.* (February 4, 2004) requesting an independent committee of the companies' boards of directors prepare a report on how the company is responding to rising regulatory, competitive and public pressure to significantly reduce carbon dioxide and other greenhouse gas emissions.[2]

The Company does not dispute the fact that climate change is a significant public policy issue. Rather, the Company avers that, "this is an ordinary business proposal *in the guise of* a climate change proposal." *Company Letter*, page 5 (emphasis added). According to the Company, the Proposal "plainly seeks a report regarding matters that are within the ordinary course of Devon's business – choices about how it will conduct its operations in light of potential scenarios involving reduced demand for oil and gas." *Company Letter*, page 3. The Company characterizes the Proposal as mainly focusing on the *economic* challenges that could affect Devon in the event of *reduced demand for its products.*

Climate change does pose a very significant economic challenge to the Company. As noted in the Proposal, numerous governments and international accords are in agreement that climate change must be kept below 2 degrees Celsius of warming if catastrophic impacts are to be avoided. This means that no more than one-third of coal, oil and gas companies' reserves can be burned, leaving 60-80% of identified coal, oil and gas reserves likely to be unburnable under future policies and regulations. The resulting policy future likely will result in devaluation of carbon assets, affecting decreased equity valuations and bond rating downgrades, leading to a significant negative impact on the financial and operational future of carbon-intensive companies.

The Proposal, however, focuses on reduced demand and resulting economic challenge only where the significant policy issue of climate change would be the cause. As such, the Proposal is consistent with Staff guidance and precedent finding such proposals not excludable.

The Staff focuses on the *subject matter* of proposals that address financial risks to a company in order to assess whether a proposal addresses excludable ordinary business. If the subject matter

[1] Exchange Act Release 34-40018 (May 21, 1998).
[2] See also, *Exxon Mobil Corp.* (March 12, 2007) requesting that the board adopt a policy to increase renewable energy sources globally and with the goal of achieving between 15% and 25% of its energy sourcing with renewables between 2015 and 2025.

of a proposal relates to a matter of significant policy, then the proposal is not excludable under Rule 14a-8(i)(7), regardless of whether the proposal addresses financial impacts of that policy issue. This was made clear in Staff Legal Bulletin 14E (SLB 14E), October 27, 2009. The Staff had long allowed shareholder proposals relating to environmental impacts of company activities, but prior to the bulletin, the Staff had been allowing exclusion of proposals which also addressed *related financial risks to the company*. Since publication of SLB 14E, however, the Staff has taken the position that if the *underlying subject matter* of a proposal relates to significant policy issue, such as pollution or public health risks, it is permissible for the requests of the proposal to also address costs and risks to the company.[3] The Proposal's request for discussion of economic challenges to the Company, in this instance is exclusively in the context of the subject matter of the Proposal, the significant policy issue of climate change.

The SEC Climate Guidance made it clear that climate is a significant policy issue.

This Proposal requests disclosure of the Company's goals and plans to address climate change risks, and also discussion of the risks to the Company. In the SEC's February 8, 2010, Climate Change release (Release Nos. 33-9106; 34-61469; FR-82), "Guidance to Public Companies Regarding the Commission's Existing Disclosure Requirements as they Apply to Climate Change Matters," the SEC explained that climate change had become a topic of intense public discussion as well as significant national and international regulatory activity. The guidance cites numerous state and federal regulatory activities, including the California Global Warming Solutions Act, the Regional Greenhouse Gas Initiative, the Western Climate Initiative, the Clean Energy Jobs and American Power Act of 2009, and EPA's greenhouse gas reporting program.

---

[3] From Staff Legal Bulletin 14E:

> Over the past decade....to the extent that a proposal and supporting statement have focused on a company minimizing or eliminating operations that may adversely affect the environment or the public's health, we have not permitted companies to exclude these proposals under Rule 14a-8(i)(7).
>
> ....as most corporate decisions involve some evaluation of risk, the evaluation of risk should not be viewed as an end in itself, but rather, as a means to an end.... On a going-forward basis, rather than focusing on whether a proposal and supporting statement relate to the company engaging in an evaluation of risk, we will instead focus on the subject matter to which the risk pertains or that gives rise to the risk. The fact that a proposal would require an evaluation of risk will not be dispositive of whether the proposal may be excluded under Rule 14a-8(i)(7). Instead, ...we will consider whether the underlying subject matter of the risk evaluation involves a matter of ordinary business to the company. In those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14a-8(i)(7) as long as a sufficient nexus exists between the nature of the proposal and the company.

The present Proposal is grounded in exactly the kind of information described in the SEC's Climate Guidance and the significant policy issues related to climate.[4] For example, the Guidance explains:

> "there have been significant developments in federal and state legislation and regulation regarding climate change. These developments may trigger disclosure obligations under Commission rules and regulations...For example, registrants that are particularly sensitive to greenhouse gas legislation or regulation, such as registrants in the energy sector, may face significantly different risks from climate change legislation or regulation compared to registrants that currently are reliant on products that emit greenhouse gases, such as registrants in the transportation sector."

B. Staff decisions have affirmed that proposals focused on economic impacts of climate change are not excludable under Rule 14a-8(i)(7).

Since publication of SLB 14E and the Climate Guidance, it has become clear that proposals requesting analysis of *financial impacts* of climate policy on a firm are not excludable under Rule 14a-8(i)(7). This became apparent in the Staff's determinations in no-action requests regarding two shareholder proposals in *Goldman Sachs* (February 7, 2011 and March 1, 2011), finding that climate proposals at that financial institution were not excludable as relating to ordinary business, regardless of whether they sought analysis of the firm's risk to the climate (March 1, 2011) or of the climate-related risks to the firm (February 7, 2011). Goldman Sachs argued for exclusion by claiming that disclosure of business risks related to climate change pertained to matters of the company's ordinary business operations. The Staff found both proposals non-excludable because they focused on the "significant policy issue of climate change." Similarly, the present Proposal focuses on the significant policy issue of climate change and is non-excludable.

Staff also found a climate change related proposal non-excludable under Rule 14a-8(i)(7) in *PNC Financial Services Group, Inc.* (February 13, 2013). That proposal asked a bank to assess the greenhouse gas emissions resulting from its lending portfolio and its exposure to climate change risk in its lending, investing and financing activities. It follows, then, that similar disclosure requested at an *energy company* certainly would not be excludable because the nexus of the policy issue to the Company is even stronger.

[4] SEC's February 8, 2010 Climate Change release (Release Nos. 33-9106; 34-61469; FR 82), "Guidance to Public Companies Regarding the Commission's Existing Disclosure Requirements as they Apply to Climate Change Matters".

Precedents cited by the Company are inapposite.

The Company cites two no-action letters after SLB 14E where the Staff found that a focus on economic issues at energy companies rendered the proposals excludable. However, the referenced proposals failed to focus on climate change or other significant policy issue as the present Proposal does, and therefore, their focus on economic outcomes rendered them excludable under Rule 14a-8(i)(7).

The resolve clause of the proposal at issue in *Exxon Mobil Corp.* (March 6, 2012), which the Company would compare to the present Proposal, specifically requested a report on "possible short and long term risks to the company's finances and operations posed by the environmental, social and economic challenges associated with the oil sands . . . **address[ing] risks other than those associated with or attributable to climate change.**" That proposal also explained, "Shareholders believe ExxonMobil has not adequately reported on how possible risks associated with oil sands projects may impact **our company's long term financial performance**, given our company's significant investments in this area." (emphasis added). From its supporting statement to its resolved clause, the proposal did not address climate change or other significant policy issue and instead focused on economic impacts. The Staff found that the proposal focused on economic challenges and not on a significant policy issue. That proposal is therefore not comparable to the Proposal here, which is clearly focused on climate change.

The Company also cites *First Energy Corp.* (March 8, 2013). As in the *Exxon Mobil* example, that proposal focused on economic concerns rather than environmental issues or climate change. That proposal requested a report on actions FirstEnergy was taking or could take to reduce risk throughout its energy portfolio by *diversifying its energy resources*. The language of the proposal refers multiple times to the ***costs*** of replacing aging infrastructure and ***cost savings*** expected from energy efficiency programs. Like *Exxon Mobil Corp.*, the *First Energy* proposal failed to make environmental concerns clear or central.

C. There is a clear nexus between the significant policy issue and the Company.

Staff Legal Bulletin 14E states that in addition to demonstrating the presence of a significant policy issue to overcome ordinary business assertions, there must be a sufficient nexus between the significant policy issue and the company. In the present instance, this nexus is clear.

Devon Energy describes itself as a "leading independent oil and natural gas exploration and production company."[5] The Company has stated in its recent forms10-K that the costs the Company could incur to comply with future laws or regulations to achieve greenhouse gas emissions reductions "could be substantial." However, the nongovernmental sustainability organization CERES, in a February 2014 report analyzing climate change disclosures by S&P 500 companies gave Devon Energy a score of "3" out of 100 for its weak climate change disclosure for its 10K filed in 2012. This score was lower than many of the Company's competitors.[6]

Analysis by the management consulting firm Bain & Company has indicated that future carbon regulation scenarios will affect some oil companies differently from others, depending, for instance, on how much of their fuel is derived from unconventional sources that involve intensified carbon consumption in the extraction process.[7] It is reasonable to expect that investors are concerned and interested in knowing the strategies and prospects under various climate-change policy scenarios of a fossil fuel company such as Devon Energy. Thus, the subject matter of the proposal and its significant policy issue bear a clear nexus to the Company.

D. The Proposal does not seek to micromanage the Company's business.

As the Commission indicated in Exchange Act Release No. 34-40018 (May 21, 1998), shareholders, as a group, will not be in a position to make an informed judgment if the "proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Such micro-management may occur where the proposal "seeks intricate detail, or seeks specific time-frames or methods for implementing complex policies." However, "timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations."

The Company asserts that the Proposal would "micromanage the company" because it requests information on Devon's "goals and plans" with respect to hypothetical demand scenarios, including analysis of long and short term financial and operational risks." *Company Letter*, page 3. However, the Proposal does not prescribe methods or timing of implementation to the degree

[5] http://www.devonenergy.com/AboutDevon/Pages/about_devon.aspx
[6] "Cool Response: The SEC and Corporate Climate Change Reporting-SEC Climate Guidance & S&P 500 Reporting: 2010-2013", page 18. Devon Energy Corp. scored a 3 out of 100 for disclosure for 10Ks filed in 2012. Disclosure scores were determined based on a methodology developed in conjunction with PricewaterhouseCoopers that took into account the amount of text addressing climate change, the relevance of that text to the issue of climate change, and the specificity of climate-related language used to address climate change.
[7] Bain & Co., "The Green Edge: Why Carbon Competitiveness Matters," 2010, page 6.

that has been found to represent micromanagement. The Proposal stands in sharp contrast to micromanagement examples like *Duke Energy Carolinas, LLC* (Feb. 16,2001) where the proposal was found to micromanage because it asked the company's board of directors to reduce nitrogen oxide emissions from the company's coal-fired power plants by 80% and to limit each boiler to .15 pounds of nitrogen oxide per million BTUs of heat input by a certain year.

In contrast, the present Proposal in its supporting statement provides broad guidelines for a report containing items of interest to shareholders:

- The risks and opportunities associated with various low-carbon scenarios, including reducing GHG emissions by 80 percent by 2050, as well as a scenario in which global oil demand declines;
- How the company's capital allocation plans account for the risks and opportunities in these scenarios, and how it will manage these risks; and,
- The Board of Directors' role in overseeing capital allocation and climate risk reduction strategies.

These requests are at a level of flexibility and relevance to investor interest that are not out of line with other proposals, and certainly do not involve micromanagement. See, for instance, *PNC Financial Services Group, Inc.* (February 13, 2013).

Other energy companies have tried and failed to make the assertion that a climate change disclosure proposal that addresses typical management issues, such as impacts or choices of technologies deployed by a company, represents micromanagement and should be excludable under Rule 14a-8(i)(7). The Staff has consistently found that even if managerial issues are involved, if the underlying subject matter is climate change, the proposal transcends ordinary business. Most recently, *Dominion Resources* (Edey) (February 27, 2014) had argued that a proposal seeking disclosure of the climate impacts of using biomass for electricity generation represented an attempt to micromanage business decisions. However, because the proposal clearly related to the significant policy issue of climate change, the proposal did not address excludable ordinary business. See also *Exxon Mobil Corp.* (March 12, 2007).

Shareholder proposals often request that companies develop timelines, management frameworks, and provide details regarding policies and plans, which are not deemed by the Staff to be micromanagement. See for instance, *Chesapeake Energy* (April 2, 2010) in which the proposal requested a report summarizing: 1. the environmental impact of hydraulic fracturing operations of Chesapeake Energy Corporation; 2. potential policies for the company to adopt, above and beyond regulatory requirements, to reduce or eliminate hazards to air, water, and soil quality from fracturing; and, 3. other information regarding the scale, likelihood and/or impacts of potential material risks, short or long-term to the company's finances or operations, due to environmental concerns regarding fracturing. In its supporting statement, that proposal went on to describe additional items that should be disclosed including, among other things, use of less toxic fracturing fluids, recycling or reuse of waste fluids, and other structural or procedural strategies to reduce fracturing hazards. Nevertheless, Staff did not find that the proposal sought to micromanage the company's business.

The present Proposal does not attempt to micromanage the Company's business. Rather it requests information suitable to allowing investors to understand how the Company is addressing the significant policy issue of climate change. As such, it is not excludable under Rule 14a-8(i)(7).

II. The Proposal is neither vague nor misleading.

The Company also asserts that "global concerns," "low carbon scenarios" and "opportunities" are vague terms, and that in seeking a focus on the long-term implications of climate change for the Company's operations and finances the Proposal is indeterminate in nature, and that these vagaries allow the proposal to be excluded under Rules 14a-8(i)(3) and 14a-9.

Quite to the contrary, the provisions of the Proposal are sufficiently clear to be understood by both the shareholders in voting on the Proposal and the Company in implementing it. Under Rules 14a-8(i)(3) and 14a-9, proposals are not permitted to be "so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (September 15, 2004) ("SLB 14B"). However, the SEC has also made it clear that it will apply a "case-by-case analytical approach" to each proposal. Consequently, the vagueness determination is a fact-intensive determination in which the Staff has expressed concern about becoming overly involved. SLB 14B. Finally, the Staff stated at the end of its SLB 14B vagueness discussion that "rule 14a-8(g) makes clear that *the company bears the burden of demonstrating that a proposal or statement may be excluded.*" *Id* (emphasis added).

The Company's assertion that the Proposal is vague is unfounded. For instance, the Company asserts that nowhere does the Proposal identify precisely what "global concerns" the report would need to address. Yet reading the language of the Proposal in context, it actually says that the report should address "the company's goals and plans to address global concerns regarding the contribution of fossil fuel use to climate change, including analysis of long and short term financial and operational risks to the company." In that context, the whereas clauses of the

Proposal clearly articulate the driving set of global concerns on which the Company's goals and plans need to be assessed. In fact, the Proposal identifies several examples of international concern about climate change and the role of fossil fuels greenhouse gas emissions in climate change. In particular, the Proposal notes, "nearly every national government has recognized the need to address climate change and agreed that deep cuts in greenhouse gas emissions are required" and that "no more than one-third of proven reserves of fossil fuels can be consumed prior to 2050."

Further, given the ubiquitous nature of climate change in the news and prominent in public policy, there is no real ambiguity about what kinds of global concerns are raised by climate change sufficient to confuse the company or shareholders when it comes to voting upon or implementing the Proposal.

Nonetheless, the Company next asserts that when we think about these global concerns we need to further ask *whose* concerns should be addressed, for instance, "environmental groups, shareholders, stock analysts, academics, regulatory agencies, international organizations, etc." *Company Letter*, page 6. This is yet another attempt to manufacture ambiguity where none exists. Neither shareholders nor the Company would have any realistic uncertainty about whose global climate concerns should be addressed.

Instead of recognizing how the details of the supporting statement provide clarity on what might be included in the report, the Company attempts to read further vagueness into the supporting statement recommendation that the report include the "risks and opportunities associated with various low-carbon scenarios, including reducing GHG emissions by 80 percent by 2050, as well as a scenario in which global oil demand declines." The plain language of the supporting statement is transparent in describing two different scenarios that the report should address at a minimum and undercuts the Company's assertion that "various scenarios" is ambiguous.

The Company finally makes the argument that the Proposal's time frame for looking at risks and opportunities – out as far as 2050 – compared with reserve timelines under SEC regulations, somehow renders the Proposal vague:

> Those regulations require that *undeveloped proved reserves* must have a plan to be developed within the next five (5) years. In contrast, the Proposal would have Devon considering risks and opportunities related not only to undeveloped proved reserves, but unproved reserves and theoretical future reserves stretching out to at least 2050. Rather than limiting itself to a well-defined proposal that would be easily understood by Devon and its shareholders, the Proponents have opted to submit an open-ended Proposal that is vague, indefinite and subject to interpretation. *Company Letter*, page 6.

While the reserve reporting timeline has been deemed appropriate by regulators for purposes of certainty in financial reports, the public policy challenges of climate change necessitate planning much further into the future, the future of a carbon limited world. Recent reports by HSBC and Citigroup cited in the Proposal indicated that the global concerns regarding climate change could cause a plateau in oil demand by the end of the decade, and a loss in equity value of 40 to 60% for oil producers. Other oil companies, such as Shell Oil, have shown that it is possible to do scenario planning considering the future as far as 2100.[8] Scenarios of shifting public policy resulting from climate change demand that the Company and investors consider a longer-term horizon.

Furthermore, the Company's own reporting confirms that planning beyond a five-year time horizon is part of its own business model and practice. For instance, the Company's 10-K published in 2013 noted that for the Canadian Oil Sands, the Company's Jackfish operation, "Currently, the development schedule for these reserves extends though the year 2031."[9]

The interest of shareholders is not only on projections of future reserves, but also the degree to which the Company is allocating capital in a manner that emphasizes growth in fossil fuel reserves in a carbon constrained world.

Accordingly, it is clear that the Proposal is not excludable under Rule 14a-8(i)(3).

CONCLUSION

The Commission has made it clear under Rule 14a-8(g) that "the burden is on the company to demonstrate that it is entitled to exclude a proposal." The Company has not met its burden of proving that the Proposal is excludable under Rule 14a-8(i)(7) or Rule 14a-8(i)(3).

Therefore, we request that the Staff inform the Company that the SEC proxy rules require denial of the Company's No Action Request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

---

[8] http://www.shell.com/global/future-energy/scenarios.html
[9] Devon Energy 10-K for fiscal year 2012, Notes to Consolidated Financial Statements, page 96.

Sincerely,

Sanford Lewis
Attorney at Law

cc: Anthony Saldana
Marcella Pinilla

EXHIBIT A
Text of the Shareholder Proposal

Whereas: Devon is a leading energy company engaged in the exploration and production of crude oil and natural gas in North America.

Nearly every national government has recognized the need to address climate change and agreed (under the terms of the UN Framework Convention on Climate Change) that "deep cuts in greenhouse gas (GHG) emissions are required... to hold the increase, in global average temperature below 2 degrees Celsius above pre-industrial levels...."

According to the International Energy Agency (IEA), "no more than one-third of proven reserves of fossil fuels can be consumed prior to 2050 if the world is to achieve the 2 degree goal, unless carbon capture and storage technology is widely deployed".

Given the growing international concern about climate change, public actions to reduce GHG emissions significantly could reduce the value the value of Devon's oil and gas reserves and/or related infrastructure before the end of their expected useful life.

Several recent studies indicate the importance of adequately accounting for and disclosing the downside risks that could result from lower-than-expected demand or prices for oil.

- A March 2013 research paper by Citigroup stated that market forces could "put in a plateau for global oil demand by the end of this decade."
- HSBC reports that the equity valuation of oil producers could drop by 40 to 60 percent under a low emissions scenario.

In its 2012 10K, Devon acknowledged that climate change regulation could reduce demand for its products; however, Devon does not adequately disclose how it factors climate change risks and opportunities into its long-term strategic planning processes.

Investors need additional information on how Devon is preparing for potential scenarios in which demand for oil and gas is greatly reduced due to evolving policy, technology, or consumer responses to address climate change. Without additional disclosure, it is difficult for shareholder to determine whether Devon is adequately managing these risks or seizing related opportunities.

Resolved: Shareholders request that Devon prepare a report by October 2014, omitting proprietary information and prepared at reasonable cost, on the company's goals and plans to address global concerns regarding the contribution of fossil fuel use to climate change, including analysis of long and short term financial and operational risks to the company.

Supporting Statement: We recommend the report include:

- The risks and opportunities associated with various low-carbon scenarios, including reducing GHG emissions by 80 percent by 2050, as well as a scenario in which global oil demand declines;
- How the company's capital allocation plans account for the risks and opportunities in these scenarios, and how it will manage these risks; and,
- The Board of Directors' role in overseeing capital allocation and climate risk reduction strategies.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
1440 NEW YORK AVENUE, N.W.
WASHINGTON, D.C. 20005-2111
TEL: (202) 371-7000
FAX: (202) 393-5760
www.skadden.com

DIRECT DIAL
202-371-7386
DIRECT FAX
202-661-9186
EMAIL ADDRESS
ANTHONY.SALDANA@SKADDEN.COM

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January 31, 2014

By email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Devon Energy Corporation 2014 Annual Meeting Stockholders
Proposal of the State of New York Office of the State Comptroller

Ladies and Gentlemen:

We are submitting this letter on behalf of Devon Energy Corporation, a Delaware corporation ("Devon"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. Devon is seeking to omit a shareholder proposal and supporting statement (the "Proposal") that it received from the State of New York Office of the State Comptroller (the "SNYOSC"), Catholic Health Partners ("CHP") and Mercy Investment Services, Inc. ("MIS") from inclusion in the proxy materials to be distributed by Devon in connection with its 2014 annual meeting of shareholders (the "proxy materials"). A copy of the Proposal is attached as Exhibit A. For the reasons stated below, we respectfully request that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") not recommend enforcement action against Devon if Devon omits the Proposal in its entirety from the proxy materials. The SNYOSC, the CHP and MIS are sometimes referred to collectively as the Proponents.

Devon intends to file the definitive proxy statement for its 2014 annual meeting more than 80 days after the date of this letter. In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter is being submitted by email to shareholderproposals@sec.gov. A copy of this letter is also being sent by overnight courier to the Proponents as notice of Devon's intent to omit the Proposal from Devon's proxy materials. We will promptly forward to the Proponents any response received from the Staff to this request that the Staff transmits by email or fax only to Devon or us. Further, we take this opportunity to remind the Proponents that under the applicable rules, if the Proponents submit correspondence to the Staff regarding the Proposal, a copy of that correspondence should be concurrently furnished to the undersigned on behalf of Devon.

The Proposal

The Proposal states: "Shareholders request that Devon prepare a report by October 2014, omitting proprietary information and prepared at reasonable cost, on the company's goals and plans to address global concerns regarding the contribution of fossil fuel use to climate change, including analysis of long and short term financial and operational risks to the company."

Bases for Exclusion

For the reasons described in this letter, we respectfully submit that the Proposal may be excluded from the proxy materials pursuant to:

- Rule 14a-8(i)(7) because the Proposal relates to Devon's ordinary business operations; and
- Rules 14a-8(i)(3) and 14a-9 because the Proposal is impermissibly vague and indefinite so as to be inherently misleading.

Analysis

I. Rule 14a-8(i)(7)

Rule 14a-8(i)(7) provides that a shareholder proposal may be excluded if it deals with a matter relating to a company's ordinary business operations. The SEC has stated that the policy underlying this exclusion is "to confine the solution of ordinary business problems to the board of directors and place such problems beyond the competence and direction of the shareholders. The basic reason for this policy is that it is manifestly impracticable in most cases for stockholders to decide management problems at corporate meetings." Hearing on SEC Enforcement Problems before the Subcommittee of the Senate Committee on Banking and Currency, 85th Congress, 1st Session part 1, at 119 (1957), reprinted in part in Release 34-19135, n. 47 (October 14, 1982). In the SEC release accompanying the 1998 amendments to Rule 14a-8, the SEC described the two "central considerations" for the ordinary business exclusion. Release No. 34-40018 (May 21, 1998) (the "1998 Release"). The first relates to the subject matter of the shareholder proposal. The SEC explained that certain tasks were "so fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to direct shareholder oversight. *Id.* The second relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* In addition, the Staff has indicated that, where a proposal requests a report on a specific aspect of a company's business, the Staff will consider whether the subject matter of the proposal relates to the conduct of the ordinary business operations. Where it does, such proposal, although only requiring the preparation of a report, will be excludable. Release No. 34-20091 (August 16, 1983).

As an initial matter, we note that casting a proposal as risk-related does not prevent it from being excluded if the underlying subject matter of the proposal is ordinary business. As indicated in Staff Legal Bulletin No. 14E (October 27, 2009) ("SLB 14E"), in evaluating shareholder proposals that request a risk assessment, rather than focusing on whether a proposal and supporting statement relate to the company engaging in an evaluation of risk, the Staff "will instead focus on the subject matter to which the risk pertains or that gives rise to the risk. ... [S]imilar to the way in which we analyze proposals asking for the preparation of a report, the formation of a committee or the inclusion of disclosure in a Commission-prescribed document – where we look to the underlying subject matter of the report, committee or disclosure to determine whether the proposal relates to ordinary business – we will consider whether the underlying subject matter of the risk evaluation involves a matter of ordinary business to the company."

Indeed, this has been the approach taken by the Staff in reviewing such proposals, and the Staff has concurred in the exclusion of such proposals where they pertain to ordinary business matters. *See First Energy Corp.* (March 8, 2013) (concurring in exclusion under Rule 14a-8(i)(7) of a proposal requesting a report on actions the company could take to reduce risk by diversifying its energy resources) ("First Energy"); *Pfizer Inc.* (February 16, 2011) (concurring in exclusion under Rule 14a-8(i)(7) of a proposal requesting an annual assessment of the risks created by the actions the company takes to avoid or minimize U.S. federal, state and local taxes and provide a report to shareholders on the assessment).

In this case, the Proposal asks that Devon prepare a report on the Company's "goals and plans to address global concerns regarding the contribution of fossil fuel use to climate change, including analysis of long and short term financial and operational risks to the Company." As discussed below, the Proposal is inherently vague, but it plainly seeks a report regarding matters that are within the ordinary course of Devon's business – choices about how it will conduct its operations in light of potential scenarios involving reduced demand for oil and gas. At heart, the Proposal is no different from the proposal in First Energy, where the Proposal sought a report "on actions the [c]ompany is taking or could take to reduce risk throughout its energy portfolio by diversifying the [c]ompany's energy resources to include increased energy efficiency and renewable energy resources" and the staff concurred that it could be excluded on ordinary course grounds under Rule 14a-8(i)(7). While the Proposal is far more indeterminate than the proposal submitted to First Energy, any report called for by the Proposal would inevitably be a report on Devon's ordinary course business matters.

Even on its face, the Proposal reveals itself as an exercise in micro-management. The Proposal calls for a report, by October 2014, on Devon's "goals and plans" with respect to hypothetical demand scenarios, including analysis of long and short term financial and operational risks. In this regard, the Proposal is quite like the proposal in *Exxon Mobil Corp.*

(March 6, 2012) ("Exxon Mobil"), where the Staff concurred with the exclusion of a proposal that would have required the company to prepare a report "discussing possible short and long term risks to the company's finances and operations posed by the environmental, social and economic challenges associated with the oil sands." Exxon Mobil Corp. noted in its no-action request that "[d]ecisions related to the use of oil sands in product development are fundamental to management's ability to run the Company on a day-to-day basis, and shareholders are not in a position to make an informed judgment on such highly technical matters." Similarly, the Proposal calls for analysis of short and long term financial and operational risks that would be present in low demand scenarios – matters that are plainly within the scope of management's day-to-day activities and not subject to effective micro-management by shareholders. Moreover, preparing such a report would necessarily divert important resources from alternate uses that the Company's Board of Directors and management deem to be in the best interests of the Company and its shareholders. This is precisely the type of micro-management by shareholders that the Commission sought to enjoin in the 1998 Release.

The fact that the Proposal touches on climate change does not change the analysis. The Commission has recognized that "proposals relating to [ordinary business] matters but focusing on sufficiently significant social policy issues ... generally would not be considered to be excludable." 1998 Release. As noted above, SLB 14E states that whether a proposal related to a risk assessment should be excluded hinges on whether the underlying subject matter of the risk assessment is a matter of ordinary business or a significant policy issue. While the Staff has found some environmental proposals to focus on significant policy issues, the mere fact that a proposal touches upon a significant policy issue does not mean that it focuses on such an issue. If it does not focus on the significant policy issue or if it focuses on matters of ordinary business in addition to a significant policy issue, as is the case here, Staff precedent indicates that the proposal is excludable.

The Staff historically has taken the position that proposals related to day-to-day company activities are excludable, regardless of the fact that such day-to-day activities could be tied to larger social issues. For example, in Exxon Mobil, the Staff concurred in the exclusion of the proposal because it "addresses the 'economic challenges' associated with the oil sands and does not ... focus on a significant policy issue." Similarly, while framed within a discussion of climate change, the Proposal's main focus is on economic challenges that could affect Devon in the event of reduced demand for oil and gas. The preamble and the supporting statement make it even more clear that the call for the report is not environmentally driven. Indeed, the supporting statement asks not only for an analysis of risk but also of opportunities for Devon that might be presented in various low demand scenarios. The preamble is even more stark, calling on Devon to provide increased disclosure so that investors can see if Devon is managing risks and "seizing related opportunities."

The fact that this is an ordinary business proposal in the guise of a climate change proposal can best be seen by contrasting it with the proposal in *Chesapeake Energy Corp.* (April 13, 2010) ("Chesapeake Energy"). In Chesapeake Energy, the Staff declined to concur in the exclusion of a proposal that sought a report on various environmental issues relating to the company's hydraulic fracturing operations because "the proposal focuses primarily on the environmental impacts of Chesapeake's operations." The Proposal, in contrast, focuses on the risks and opportunities presented to Devon, much more like the "economic challenges" considered in Exxon Mobil than the environmental matters addressed in Chesapeake.

For the foregoing reasons, we respectfully submit that the proposal may be appropriately excluded under Rule 14a-8(i)(7).

II. Rule 14a-8(i)(3) and Rule 14a-9 – False and Misleading Statements

Devon believes that it may also properly omit the Proposal from the proxy materials under Rules l4a-8(i)(3) and 14a-9 because the Proposal is impermissibly vague so as to be misleading. Rule 14a-8(i)(3) provides, in part, that a proposal may be excluded from proxy materials if the proposal is materially false or contains misleading statements. The Staff has taken the position that a shareholder proposal may be excluded from proxy materials under Rule 14a-8(i)(3) if "neither the shareholders voting on the proposal, nor the company implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (September 15, 2004) ("SB 14B").

Devon believes that the Proposal is materially vague and indefinite because it is subject to multiple interpretations. In this regard, the Staff has consistently concurred that a shareholder proposal was sufficiently misleading so as to justify its exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (March 12, 1991). *See also Bank of America Corp.* (June 18, 2007) (concurring with the exclusion of a shareholder proposal in reliance on Rule 14a-8(i)(3) calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees" as "vague and indefinite"); and *Puget Energy, Inc.* (March 7, 2002) (permitting exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of improved corporate governance").

In the case of the Proposal, Devon cannot determine with reasonable certainty what actions or measures the Proposal requires, and believes that its shareholders would be faced with the same dilemma, and would have different views on what the Proposal requires. In particular, the Proposal requests a report on the "Company's goals and plans to address global concerns regarding the contribution of fossil fuel use to climate change, including analysis of long and short term financial and operational risks to the Company." As an initial matter, nowhere does the Proposal identify precisely what "global concerns" such a report would need to address, and different shareholders could have different views of what "global concerns" the report would need to address. Indeed, the Proposal provides no guidance on which of the "global concerns" that have been raised regarding the contribution of fossil fuel use to climate change is the requested report supposed to address. In this regard, it is unclear if the report is to address the Company's goals and plans with respect to the concerns of environmental groups, shareholders, stock analysts, academics, regulatory agencies, international organizations, etc.

Moreover, as if recognizing the vagueness of the Proposal, the Proponents' supporting statement provides a recommendation for what the report should cover. The supporting statement, however, is insufficient to remedy the vagueness of the Proposal. In this regard, the supporting statement recommends that the report include the "risks and opportunities associated with various low-carbon scenarios, including reducing GHG emissions by 80 percent by 2050, as well as a scenario in which global oil demand declines." Not only does the supporting statement fail to provide guidance on what "global concerns" are intended to be addressed, but it also provides little clarity on the "various scenarios" that it recommends be addressed. In addition, the supporting statement adds to the indeterminate nature of the Proposal by calling for Devon to address "opportunities" as well as risks, over undefined time periods but stretching out at least as far as 2050.

Finally, to the extent that one interpretation of the Proposal is that it seeks an analysis of "risks and opportunities" related to Devon's reserves, the vagueness inherent in the Proposal is starkly visible when the Proposal is juxtaposed to the SEC regulations that mandate how reserves are valued and how risks related to those reserves must be disclosed. Those regulations require that *undeveloped proved reserves* must have a plan to be developed within the next five (5) years. In contrast, the Proposal would have Devon considering risks and opportunities related not only to undeveloped proved reserves, but unproved reserves and theoretical future reserves stretching out to at least 2050.

Rather than limiting itself to a well-defined proposal that would be easily understood by Devon and its shareholders, the Proponents have opted to submit an open-ended Proposal that is vague, indefinite and subject to interpretation. Neither shareholders voting on the Proposal nor Devon implementing the Proposal would be able to determine with reasonable certainty how to implement a report addressing "global concerns," "various scenarios" and "risks and opportunities" that the Proponents themselves fail to adequately define. Due to the vague and indefinite nature of the Proposal, we respectfully submit that Devon may properly omit the Proposal from the proxy materials under Rule 14a-8(i)(3).

Conclusion

For the reasons stated above, we respectfully request that the Staff not recommend any enforcement action if Devon excludes the Proposal from the proxy materials. If the Staff disagrees with Devon's conclusion to omit the proposal, we request the opportunity to confer with the Staff prior to the final determination of the Staff's position.

If you have any questions with respect to this matter, please do not hesitate to contact me at the email address and telephone number appearing on the first page of this letter.

Very truly yours,

Anthony Saldana

cc: Carla Brockman
Vice President, Corporate Governance and Secretary
Devon Energy Corporation

Patrick Doherty
State Comptroller
State of New York, Office of the State Comptroller

Marcela L. Pinilla
SRI Advisor
Catholic Health Partners

Marcela L. Pinilla
Director, Shareholder Advocacy
Mercy Investment Services, Inc.

EXHIBIT A

(see attached)

Whereas: Devon is a leading energy company engaged in the exploration and production of crude oil and natural gas in North America.

Nearly every national government has recognized the need to address climate change and agreed (under the terms of the UN Framework Convention on Climate Change) that "deep cuts in greenhouse gas (GHG) emissions are required... to hold the increase, in global average temperature below 2 degrees Celsius above pre-industrial levels...."

According to the International Energy Agency (IEA), "no more than one-third of proven reserves of fossil fuels can be consumed prior to 2050 if the world is to achieve the 2 degree goal, unless carbon capture and storage technology is widely deployed".

Given the growing international concern about climate change, public actions to reduce GHG emissions significantly could reduce the value the value of Devon's oil and gas reserves and/or related infrastructure before the end of their expected useful life.

Several recent studies indicate the importance of adequately accounting for and disclosing the downside risks that could result from lower-than-expected demand or prices for oil.

- A March 2013 research paper by Citigroup stated that market forces could "put in a plateau for global oil demand by the end of this decade."
- HSBC reports that the equity valuation of oil producers could drop by 40 to 60 percent under a low emissions scenario.

In its 2012 10K, Devon acknowledged that climate change regulation could reduce demand for its products; however, Devon does not adequately disclose how it factors climate change risks and opportunities into its long-term strategic planning processes.

Investors need additional information on how Devon is preparing for potential scenarios in which demand for oil and gas is greatly reduced due to evolving policy, technology, or consumer responses to address climate change. Without additional disclosure, it is difficult for shareholder to determine whether Devon is adequately managing these risks or seizing related opportunities.

Resolved: Shareholders request that Devon prepare a report by October 2014, omitting proprietary information and prepared at reasonable cost, on the company's goals and plans to address global concerns regarding the contribution of fossil fuel use to climate change, including analysis of long and short term financial and operational risks to the company.

Supporting Statement: We recommend the report include:

- The risks and opportunities associated with various low-carbon scenarios, including reducing GHG emissions by 80 percent by 2050, as well as a scenario in which global oil demand declines;

- How the company's capital allocation plans account for the risks and opportunities in these scenarios, and how it will manage these risks;and,
- The Board of Directors' role in overseeing capital allocation and climate risk reduction strategies.
